UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68071

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/25 AND ENDING 12/31/25

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: CAPITAL DYNAMICS BROKER DEALER, LLC

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

444 Madison Avenue

(No. and Street)

New York   NY   10022

(City)   (State)   (Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Monique Romero   (212) 668-8700   mromero@acisecure.com

(Name)   (Area Code – Telephone Number)   (Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Forvis Mazars, LLP

(Name – if individual, state last, first, and middle name)

135 West 50th Street   New York   NY   10020

(Address)   (City)   (State)   (Zip Code)

October 16, 2003   686

(Date of Registration with PCAOB)(if applicable)   (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public
  accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17
  CFR 240.17a-5(e)(1)(ii), if applicable.
Persons who are to respond to the collection of information contained in this form are not required to respond unless the form
displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, __Patrick Harris_____ , swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of __Capital Dynamics Broker Dealer LLC_____ , as of __12/31_____ , 2 _025___ , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature _Pat Harris_

Title: CCO

_____
Notary Public

This filing contains (check all applicable boxes):**

■ (a) Statement of financial condition.
■ (b) Notes to consolidated statement of financial condition.
☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
☐ (d) Statement of cash flows.
■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
☐ (g) Notes to consolidated financial statements.
☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
☐ (z) Other: _____

__To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.



CAPITAL DYNAMICS BROKER DEALER LLC

FINANCIAL STATEMENT
AND
INDEPENDENT AUDITORS' REPORT

December 31, 2025

CAPITAL DYNAMICS BROKER DEALER LLC

CONTENTS



Forvis Mazars, LLP
135 West 50th Street
New York, NY 10020-1299
P 212.812.7000 | F 212.375.6888
forvismazars.us

Report of Independent Registered Public Accounting Firm

Member
Capital Dynamics Broker Dealer LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Capital Dynamics Broker Dealer LLC (the "Company") as of December 31, 2025, including the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Forvis Mazars, LLP

We have served as the Company's auditor since 2024.

New York, New York
February 26, 2026

CAPITAL DYNAMICS BROKER DEALER LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2025		2025
ASSETS		
Cash	$	198,891
Receivable from Affiliate		57,900
Prepayments		33,747
Total assets	$	290,538
LIABILITIES AND MEMBER'S EQUITY		
Accrued expenses	$	43,829
Total liabilities		43,829
Member's equity		246,709
Total liabilities and member's equity	$	290,538

CAPITAL DYNAMICS BROKER DEALER LLC

NOTES TO FINANCIAL STATEMENT

---

1. Nature of business and summary of significant accounting policies

Nature of Business

Capital Dynamics Broker Dealer LLC (the "Company") is a wholly-owned subsidiary of Capital Dynamics US, Inc. ("Parent"), effective March 31, 2018. Prior to this date, the Company was a wholly-owned subsidiary of Capital Dynamics, Inc. ("CDI" or "Affiliate") which is now a wholly-owned subsidiary of Parent. The Company is engaged in serving as placement agent to private investment companies (solely those private investment companies sponsored by one or more of its affiliates). The Company does not maintain customer accounts, engage in proprietary trading, or serve as underwriter in public offerings. The Company commenced operations in August 2009.

The Company is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA").

Basis of Preparation

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

Concentration of Credit Risk

The Company maintains its cash in a single bank account at a federally insured banking institution.

Revenue Recognition

The Company earns revenue in accordance with the Private Placement Agent Agreement held with CDI, a related party under common ownership. Success fees are earned based on 105% of the amount of the related sales commissions paid to the Company's broker-dealer representatives and recharged by the Parent, pursuant to the Private Placement Agent Engagement with CDI. The success fee revenue is earned based on the contractual value of a binding contract, whereby the initial subscription will give rise to a success fee. The Company believes that the performance obligation is satisfied on the date of closing when the capital contribution is called for by CDI because that is when the underlying investment has been placed with the customer. The success fee revenue recognized is constrained to the amount that is not subject to reversal, since the success fee may be reduced by any customer who do not contribute capital in accordance with the requirements of the private investment companies sponsored by the Company's affiliates. In addition to success fees, the Company receives a monthly retainer fee as compensation for reasonable efforts to arrange for private placements for private investment companies sponsored by the Company's affiliates, or Offered Services as defined in the Private Placement Agent Agreement. Revenue is recognized over time for these services, in which the performance obligations are simultaneously provided by the Company and utilized by CDI.

Income Taxes

The Company is a single member limited liability company, and is treated as a disregarded entity for income tax reporting purposes. Accordingly, the Company has not provided for federal or state income taxes.

Management has determined that the Company had no uncertain tax positions that would require financial statement recognition at December 31, 2025. This determination will always be subject to ongoing revaluation as facts and circumstances may require. The Parent expects to file consolidated tax returns for U.S. Federal tax purposes, and also Arizona, California, Connecticut, Florida, Massachusetts, New York State, New York City, New Jersey and Texas for 2025. The Parent's income tax returns from 2022 to 2024 are open for examination.

CAPITAL DYNAMICS BROKER DEALER LLC

NOTES TO FINANCIAL STATEMENT (CONTINUED)

---

1. Nature of business and summary of significant accounting policies (continued)

Use of Estimates

The preparation of financial statements in conformity with GAAP requires the Company's management to make estimates and assumptions that affect the amounts disclosed in the financial statements. Actual results could differ from those estimates.

2. Net capital requirement

The Company, as a registered broker-dealer, is subject to the SEC Uniform Net Capital Rule 15c3-1. This Rule requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and that equity capital may not be withdrawn or cash dividends paid if the resulting aggregate indebtedness to net capital ratio would exceed 10 to 1. At December 31, 2025, the Company's net capital was approximately $155,062, which was approximately $150,062 in excess of its minimum net capital requirement of $5,000.

3. Exemption from Rule 15c3-3

The Company is no longer claiming exemption from SEC Rule 15c3-3, in reliance on footnote 74 to SEC Release 34-70073, and as discussed in Q&A 8 of the related FAQ issued by SEC staff. The Company has represented that it does not and will not, directly or indirectly receive, hold or otherwise owe funds or securities for or to customers, does not and will not carry accounts of or for customers and does not and will not carry PAB accounts. The Company's business activities are, and will remain, acting as placement agent to private investment companies (solely those private investment companies sponsored by one or more of its affiliates).

4. Related party transactions

The Company provides private placement agent services to CDI and receives fees for these services. Success fees amounted to $837,396 and retainer fees amounted to $180,000 for the year ended December 31, 2025.

The Company was recharged $797,520 by the Parent for sales commission expenses to registered representatives for the year ended December 31, 2025.

Pursuant to a separate agreement, (the "Agreement"), with Parent (effective March 1, 2020), the Company recognizes certain general and administrative expenses (such as rent, office expenses, and other fees) based on the terms and conditions per the Agreement. General and administrative expenses under this Agreement amounted to $12,600 for the year ended December 31, 2025. The receivables and payables from/to CDI and Parent fluctuates based on the timing of cash payments, the amount of success fees, and the intercompany recharges from CDI and Parent.

As a result of the above transactions, the Company had a net receivable from its affiliate CDI, of $57,900 and $21,900 at December 31, 2025 and 2024 respectively.

5. Segment reporting

The Company is engaged in a single line of business as a securities broker-dealer, which is comprised of private placement of securities in private investment companies (solely those private investment companies sponsored by one or more of its affiliates). The Company has identified its Chief Executive Officer as the chief operating decision makers ("CODM"), who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital (see Note 2), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay dividends. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies.

6. Subsequent events

Management identified no subsequent events after the balance sheet date of December 31, 2025, through to the date the financial statements were available for issuance.